FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: May 30th, 2003

Information furnished on this form:
    -  Notice of the 165th Ordinary General Meeting of Shareholders

The following is an English translation of the Notice of the 165th Ordinary General Meeting of Shareholders of NEC Corporation to be held on June 19, 2003, except for the translation of the INSTRUCTION ON VOTING RIGHTS in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

7-1, Shiba 5-chome Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 28, 2003

To Our Shareholders:

NOTICE OF THE 165TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Hundred and Sixty-fifth Ordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") will be held as follows:

1. DATE: June 19, 2003 (Thursday) at 10:00 A.M. Japanese Standard Time

2. PLACE: Auditorium on the basement floor of the head office of NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

3. AGENDA OF THE MEETING

MATTERS TO BE REPORTED UPON:

Report on contents of the Business Report, Balance Sheet and Statement of Income with respect to the 165th Business Period from April 1, 2002 to March 31, 2003.

MATTERS TO BE VOTED UPON:

(1) Approval of the Plan for Disposition of Income with respect to the 165th Business Period

(2) Partial Amendments to the Articles of Incorporation

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp.35 to 38).)

(3) Election of Nine Directors

(4) Election of Two Corporate Auditors

(5) Issue of Stock Acquisition Rights with Favorable Conditions to Persons Other Than the Shareholders for the Purpose of Granting Stock Options

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp.44 to 47).)

(6) Presentation of Retirement Allowances to Retired Director and Retiring Corporate Auditor

Business Report

(For the Period from April 1, 2002 to March 31, 2003)

1. Review of Operations

(1) Conduct and Results of Operations

Overview of Conditions

The 165th Business Period (the "Period") showed signs of a gradual recovery mainly in the U.S. and Asia during the first half, while uncertainty intensified in the second half, due mainly to the aggravation of the situation in Iraq.

Regarding Japan's economy, exports mainly to the U.S. and Asia expanded in the first half, and consumer spending made relatively steady growth, leading the economy towards recovery. In the second half, however, concerns over the economic downswing increased, due to slowdown of exports, the weak stock prices reflecting uncertainty regarding the growth of the world economy due to the disruptive situation in Iraq and the slowdown in the growth of consumer spending.

In the electronics industry, although the demand for system integration ("SI") services and digital consumer products grew steadily, demand for personal computers ("PC") and communication equipments remained flat, and the market overall continued to show adverse conditions.

Moreover, the business environment surrounding the Company changed drastically, as illustrated by the advancement of technological integration in the fields of information technology ("IT") and network, the change in the competitive structure of the semiconductor industry, the intense price competition stemming from the rise of Chinese companies and the development of a horizontal international specialization system caused by the electronic manufacturing services ("EMS") companies. Recognizing these changes and the need to build a business framework that will better accommodate the needs of the customers, the Company adopted a new management policy to concentrate its management resources on two business domains, IT-Network Integrated Solutions and Semiconductor Solutions, which allows for the optimal funding and allocation depending on the business characteristics and the improvement in the financial structure. Based on this policy, the Company restructured its electron device business by separating the semiconductors operations and establishing NEC Electronics Corporation ("NEC Electronics") as its semiconductor-specialized subsidiary. Also, to enhance its business structure, material costs have been lowered by the standardization of components and procurement of materials from concentrated suppliers as well as the innovation of the manufacturing processes and the reinforcement of the supply chain management system.

Net sales in the Period decreased by 780.9 billion yen (down 21.9%) from the previous period to 2,781.4 billion yen. This is primarily due to the large drop of sales in the communications system business caused by the scale back of investments by communications service providers, the decrease of domestic shipment in the business of mobile handsets, as well as the integration of the personal computer business to the Company's subsidiaries in the previous period and the separation of the electron device businesses into the Company's subsidiaries in this Period. In addition, orders received decreased by 715.0 billion yen (down 20.8%) from the previous period to 2730.5 billion yen.

Regarding profitability, despite the decrease in net sales, due to lower fixed expenses and cost of sales following the structural reforms that the Company implemented, ordinary income before taxes improved to 6.1 billion yen, a year-on-year increase of 102.6 billion yen. However, the Company recorded a net loss of 14.9 billion yen, due to the extraordinary losses that were accounted for by devaluation in the investments in affiliated companies and securities.

In light of the decline in shareholders' equity due to net losses in two consecutive periods, the Company regrettably proposes not to pay any dividend for the Period.

The Company introduced the in-house company system from April 2000, and has executed structural reforms of concentrating resources on growth business fields and restructuring underperforming businesses. Having restructured the electron device businesses including the corporate separation of the semiconductor business during this Period, the Company's management climate is primed to concentrate its resources on the IT and network solutions businesses. Thus, to promote the integration between the two businesses, on April 1st, 2003, the Company has reorganized its management structure from an in-house company system to a business line system.

Review of Operations by Business Segments

The Company has been focusing on the Internet solution business by concentrating its operations in three business domains: the IT Solutions Business, which provides internet solutions primarily for enterprises and individuals, the Network Solutions Business, which provides Internet solutions primarily for network operators, including communication carriers and broadcasters, and the Electron Devices Solutions, which provides electron device solutions primarily for equipment manufactures supporting the Internet market. As the Company has implemented the reorganization of its electron devices operations, including the corporate separation of the semiconductor business, however, it has since conducted its business concentrating mainly upon the IT Solutions business and the Network Solutions business.

The following is a review of sales and orders received by each business domain for this Period.

IT Solutions Business

Sales were 1,137.6 billion yen, a decrease of 263.5 billion yen (down 18.8%) from the previous period. This, despite the steady performance in the sales of various services, including SI services, and software, was primarily due to the integration of the personal computer business to a subsidiary in the previous period. Orders received were 1,107.8 billion yen, a decrease of 238.0 billion yen (down 17.7%) from the previous period. Major items of sales and orders received were SI services, Internet services "BIGLOBE", mainframe computers, PC servers, UNIX servers and workstations.

The Company continued its efforts, as in the previous period, to reinforce the profit-and-loss management in the SI service business, and to improve profitability by tapping a greater number of system engineers in China and India. Also, in collaboration with NTT Data Corporation, the Company delivered approximately 340 large scale UNIX based servers NX 7000 Series, equipped with NEC's middleware, to NTT DoCoMo, Inc. ("NTT DoCoMo"), and built a system for their new i-mode service platform. This system, which launched in March 2003, is an unprecedented large scale open mission critical system (mission-critical system using open systems such as UNIX servers) in the world, and will be the backbone to support more than 37 million i-mode subscribers.

Network Solutions Business

Sales were 1,176.5 billion yen, a decrease of 292.3 billion yen (down 19.9%) from the previous period. This is primarily due to the telecommunications industry's global downturn that began in the previous period, causing sluggish demand by the domestic and international communications service providers, as well as due to the decrease of the shipment of cellular phones in the domestic market affected by the slowdown in the increase rate of new subscribers for cellular phones. Orders received were 1,146.6 billion yen, a decrease of 220.6 billion yen (down 16.1%) from the previous period. Major items of sales and orders received were cellular phones, mobile communications systems, digital central office switching systems, PBXs, IP network equipment, and optical backbone networking systems.

During this Period, the Company's cellular phones with built-in cameras for NTT DoCoMo and J-Phone Corporation won popularity. To obtain a competitive advantage in China, where growth in the cellular phone market is expected, the Company established with Matsushita Communications Industrial Co., Ltd. (currently, Panasonic Mobile Communications Co., Ltd.) and a leading Chinese telecommunications equipment manufacturer, a joint venture with the purpose of developing third-generation (3G) cellular phones. Faced with the scale back of investments by communications service providers, the Company further implemented its structural reforms that involved the reduction of material costs and the reduction in work force. In addition, by divesting a broadcasting equipment manufacturing operations to an EMS company, the Company has improved its framework to focus its management resources on developing leading-edge technologies and solutions, and marketing.

Electron Devices Business

Sales were 454.8 billion yen, a sharp decrease of 234.0 billion yen (down 34.0%) from the previous period. Orders received were 466.4 billion yen, a decrease of 223.9 billion yen (down 32.4%) from the previous period. Major items of sales and orders received were system LSIs, microcomputers, memories, general-purpose semiconductors and color liquid crystal displays.

The decrease of sales and orders received were due to the structural reforms. The Company separated and transferred the system LSI oriented semiconductor business to NEC Electronics, established on November 1, 2002, to concentrate its management resources and to strengthen its international competitiveness as a semiconductor-specialized company. Other businesses such as the electronics components business which include capacitors, relays, and rechargeable batteries, were transferred to a subsidiary, NEC Tokin Corporation, and the printed wiring board business was transferred to a joint venture that was established with Toppan Printing Co., Ltd. Furthermore, the color plasma display business was separated by means of a corporate separation to NEC Plasma Display Corporation, in order to quickly respond to the rapidly growing market.

The color liquid crystal display business was separated from the Company and transferred to a subsidiary as of April 1, 2003.

Research and Development

The Company continued its R&D programs mainly in the fields of Broadband (high-speed, large-capacity network and its related services) & Mobile (access to networks via mobile information terminals) for new technologies essential for the expansion of its operations, as well as innovative technologies essential for the creation of new operations. Highlights of the achievements in R&D include the following examples:

1    Development of the basic technology for electronic tickets and membership ID for cellular phones

The Company developed the basic technology, "mobile e-ticketing and membership authentication service platform", which will realize services such as reservations and purchase of tickets as well as access control at event sites, by communicating cellular phones and terminals installed at stores with the use of infrared data communication technology and security technology. Based on this basic technology, information regarding concert and movie tickets reserved through the Internet will be sent to cellular phones, and by making authentications with service terminals at the event site, data management for issuance and admittance to the events will be feasible. Similarly, membership services using cellular phones will become available in place of the various types of membership cards and shared coupon service among stores within a shopping mall.

2     Development of a wireless access testbed for the practical application of the 4th generation mobile communications system

The Company delivered to NTT DoCoMo a wireless access testbed for the practical application of the 4th generation mobile communications system. The 4th generation mobile communications system is a next generation mobile communications system expected to be put into practical application around 2010, and is currently being studied and experimented to achieve mobile broadband, capacity enhancement, and seamless communication (to use various broadcasting and communication services with switching between smoothly). The testbed delivered by the Company was developed for the validation experiment of this system and with the use of new wireless access technology and communication control technology, has attained the transmission rate from the base station to the mobile station (downlink speed) of 100 Mega bps at maximum, and the transmission rate from the mobile station to the base station (uplink speed) of 20 Mega bps at maximum; thus successfully achieving high-speed data transmission equivalent to wireline transmission.

Note: Mega bps (bit per second) is a unit that indicates the rate of information transmission through a communication line, and represents the amount of information transmitted in one second using the megabit unit.

3     Test production of 64-bit RISC microprocessor "2nd generation VR5500"

The Company has completed the test production of the next generation version of the Company's 64-bit RISC microprocessor "VR5500", which has been popular as a high-performance and low power consumption microprocessor for multimedia equipments and networking equipments. By the use of the Company's 0.13 micron (um) copper process technology and circuit design optimization, this test product realized a world top class capability of 1600 Dhrystone MIPS, twice the processing capacity as the original product, which represents a significant achievement for an embedded microprocessor, and consumes only 2 watts for processing at 1200 Dhrystone MIPS, which is 1.5 times faster compared to the original product. This result enhances the development of high performance and low power consumption system LSIs for multimedia equipments and networking equipments.

Note: MIPS stands for Million Instructions Per Second, a measure for processing speed.

4     World's first to successfully realize the essential operation for logic circuits used in the quantum computer

Research for the Quantum computer, a computer which will be capable of processing calculations that would take thousands of years with the computers today in less than a minute, has been underway for its practical realization. In an experiment conducted jointly by the RIKEN (The Institute of Physical and Chemical Research Corporation) and the Company, "state of quantum entanglement", an essential state for logic operations, was successfully created using two solid state quantum bits. This achievement of generating and controlling the "state of quantum entanglement" has leaded a path to the integration of the quantum bits for the quantum computer's logic circuits, and has been a big step toward the practical realization of the quantum computer. The Company will continue to work on developing logic circuits integrating quantum bits and aim for the realization of the quantum computer.

Capital Expenditures

The Company's capital expenditures amount to 41.0 billion yen in total during the Period, which was appropriated for the purpose of expanding the research and development facilities for servers, mobile communications systems and terminals, fiber network systems, and advanced LSIs, as well as internet service "BIGLOBE" related equipment.

Financing Activities

There was no new issuance of shares or bonds during the Period.

(2) Challenges to be Addressed by the Company

In the electronics industry, product prices have declined due to the burst of the IT Bubble and the communication market recession, as well as the downturn in the economy and the progress in the economic globalization. In addition, the market environment has been shifting rapidly with the advance in the technological integration of the IT domain and the networks domain, entailed by the change of business models for the communications service providers, intense price competition, and the development of a horizontal international specialization system.

In response, the Company will undertake measures to improve the business structure and to promote new growth strategies, and implement management reforms necessary to realize these objectives.

First, as a measure to reform the business structure, the Company will continue to implement the innovation of the manufacturing processes and the reinforcement of the supply chain management system, along with further reduction of material costs and the compression of assets, and improve profitability and its financial conditions. By establishing a business structure that is able to achieve profitability amidst this deflated economy, the Company will endeavor to improve its performance.

Secondly, the Company will implement new growth strategies. The first strategy will be to provide services integrating both the IT Solutions business and the Network Solutions business. There has been an emergence of a domain that overlaps the previous IT domains and network domains due to the advancement in the utilization of information systems and the diversification of telecommunications services. The Company will capitalize on its strength in the IT Solutions business and the Network Solutions business and strive to create a new demand in this domain. Furthermore, the Company aims to provide a total solution, which includes the provision of hardware and software, network integration, and the development and operation service of operational application software.

The second strategy is to globally expand its businesses. As for the IT Solutions Business, the Company will implement a cross-region operation by reinforcing operational bases in Europe, China and Taiwan, the Asia Pacific, and North America. The other pillar of the global expansion is the mobile handset business of the Network Solutions Business. Based on its strong domestic position, the Company will aggressively introduce products in the overseas markets, mainly China and Europe.

Moreover, in order to achieve these growth strategies, the Company will execute further management reform. Recognizing the development in the technology integration of the IT and network domains and the increasing needs in those integrated markets, the Company will promote an "Open and Flat Management" by a new market and field oriented management style based on business lines. In addition, the Company will take steps to enhance field and customer consciousness and customer satisfaction as the corporate culture.

Through the implementation of these measures, the management expects that the Company will evolve to be a global excellent company, and intends to respond to the expectations of the shareholders.

(3) Changes in the Results of Operations and the Conditions of Assets and Liabilities

During the 162nd and 163rd Business Periods, orders received and net sales increased from the respective previous periods, and ordinary income and net income recorded a profit. During the 164th Business Period, due to the continuing stagnant conditions of the Japanese economy, and IT recession on a world-wide basis, orders received and net sales showed a sharp decrease compared to the previous period, and ordinary loss was recorded. Net income turned to a large loss, due to restructuring charges. During this Period, orders received and sales decreased compared to the previous period. However, due to reduced fixed expenses and cost of sales achieved as a result of structural reforms, ordinary income improved and turned black. Net income, however, marked a loss due to the extraordinary loss that was accounted for by the devaluation of investments in affiliated companies and securities.

Changes of major indices are shown in the following table:

(In billions of yen except per share figures)
Business Period --------- Indices	162nd Business Period 4/1/99-3/31/00	163rd Business Period 4/1/00-3/31/01	164th Business Period 4/1/01-3/31/02	165th Business Period 4/1/02-3/31/03
Orders received	3,809.2	4,010.4	3,445.5	2,730.5
Sales	3,784.5	4,099.3	3,562.3	2,781.4
Ordinary income (loss)	65.8	63.9	(96.5)	6.1
Net income (loss)	22.8	23.6	(286.2)	(14.9)
Net income (loss) per share (yen)	14.02	14.45	(172.87)	(9.01)
Total assets	3,554.0	3,716.1	3,273.5	2,701.0
Net assets	955.3	1,041.6	735.1	672.0

(Note)

  Computation of net income per share is based on the average number of shares outstanding during each period. From the 163rd Business Period, the number of treasury stock is excluded from the average number of shares. In addition, from this Period, the Company has applied "Accounting standard regarding the net income per share" (Statement of Accounting Standards Board of Japan No. 2) and "Guideline for the application of the accounting standard regarding the net income per share" (Guideline of Accounting Standards Board of Japan No. 4).

  The Company has applied accounting for pension and severance indemnity, accounting for financial instruments, and accounting for the transaction in foreign currencies since the 163rd Business Period.

  The Company has applied the consolidated tax returns from this Period.

2. Outline of the Company (as of March 31, 2003)

(1) Major Operations

The Company's major business is the Internet solution business including manufacture and sale of computers, communications equipment, electron devices and software as well as provision of their related services.

The Company's major services and products by each business segment are as follows :

Business Segment	Major Services and Products	Percentage of Total Sales
IT Solutions Business	System integration services (system integration and consulting), software (operating system, middlewares, application software), Internet service "BIGLOBE", maintenance services, outsourcing services, education services, mainframe computers, PC servers, UNIX servers, workstations, supercomputers, POS (Point of Sales) systems, multimedia terminals, storage equipment, personal computers, printers	40.9%
Network Solutions Business	optical backbone networking systems, broadband access systems (ADSL system, cable modems, etc), IP network equipment (IP switching routers and servers) digital central office switching systems, PBXs, mobile communications systems, microwave communications systems, satellite communications systems, wireless access systems, cellular phones, broadcasting transmitters, visual information systems, network management systems, aerospace electronic systems, defense electronic systems (radar equipment, etc.)	42.3%
Electron Devices Business	System LSIs (gate arrays, cell-based ICs, LSIs for communications and ICs for consumer electronics and industrial use), microcomputers, memories, general-purpose semiconductors (display driver LSIs, transistors and diodes), color LCDs, color plasma display panels, printed wiring boards, microwave tubes	16.4%
Others		0.4%
Total		100%

(Note) The Company separated its color plasma display panel business, printed wiring board business and microwave tube business on October 1, 2002, and its business such as System LSIs, microcomputers and general-purpose semiconductors, on November 1, 2002, as its affiliated companies.

(2) Principal Offices, Plants and Laboratories

1. Offices

Name	Location
Head Office	Minato-ku, Tokyo
Hokkaido Branch Division	Sapporo
Tohoku Branch Division	Sendai
Kanto-Shinetsu Branch Division	Saitama
Kanto-minami Branch Division	Yokohama
Shizuoka Branch Division	Shizuoka
Chubu Branch Division	Nagoya
Hokuriku Branch Division	Kanazawa
Kansai Branch Division	Osaka
Chugoku Branch Division	Hiroshima
Shikoku Branch Division	Takamatsu
Kyushu Branch Division	Fukuoka

2. Plants and Laboratories

Name	Location
Fuchu Plant	Fuchu, Tokyo
Tamagawa Plant	Kawasaki
Sagamihara Plant	Sagamihara
Yokohama Plant	Yokohama
Abiko Plant	Abiko
Central Research Laboratories	Kawasaki

(3) Employees

	Number of Employees	Increase (Decrease ) from March 31, 2002	Average Age	Average Years of Employment
Male	19,710	(6,326)	39.8	16.1
Female	4,465	(1,421)	33.3	11.9
Total or Average	24,175	(7,747)	38.6	15.3

(4) State of Shares

1. Total Number of Authorized Shares	3,200,000,000 shares
2. Total Number of Shares Issued	1,656,268,189 shares
3. Number of Shareholders	216,977 persons
4. Major Shareholders (Top 10)
(In thousands of shares)
Name of Shareholders	Number of Shares Held (Percentage of Voting Rights Held)	The Company's Holding in Shareholders (Percentage of Voting Rights Held)
Japan Trustee Services Bank, Ltd. (Trust Account)	70,211 (4.28%)	None (None)
Sumitomo Life Insurance Company	53,000 (3.23%)	None (None)
The Master Trust Bank of Japan, Ltd. (Trust Account)	52,160 (3.18%)	None (None)
Nippon Life Insurance Company	47,750 (2.91%)	None (None)
The Dai-ichi Mutual Life Insurance Company	42,719 (2.61%)	None (None)
The Chase Manhattan Bank, N.A. London	40,333 (2.46%)	None (None)
The Chase Manhattan Bank, N.A. London, SL Omnibus Account	30,398 (1.86%)	None (None)
Mitsui Sumitomo Insurance Company, Limited	29,309 (1.79%)	9,307 (0.65%)
NEC Employee Shareholding Association	27,137 (1.66%)	None (None)
Japan Trustee Services Bank, Ltd. (Re-trust of Sumitomo Trust & Banking Co., Ltd. / Sumitomo Corporation pension and severance payments Trust Account)	23,299 (1.42%)	None (None)

5. Classification of Shareholders

Classification of Shareholders	Number of Shares Held	Percentage of Shares Held	Number of Shareholders
Japanese government and local government	72,000	0.00	1
Financial Institutions	654,446,050	39.51%	324
Securities Companies	27,475,209	1.66%	126
Other Corporations	105,265,036	6.36%	2,511
Foreign Investors	332,199,941	20.06%	732
Japanese Individuals and Others	536,809,953	32.41%	213,283
Total	1,656,268,189	100%	216,977

6. Acquisition and Possession of the Company's Own Shares

(A) Shares acquired by the Company

Shares acquired from shareholders who exercised the right to sell less than one unit shares
Number of Common Stock	1,272,942
Total Amount Paid for Acquisition	JPY 659,507,857
Shares acquired from shareholders who opposed to the corporate separation (related to the semiconductor business)
Number of Common Stock	35,000
Total Amount Paid for Acquisition	JPY 26,810,000

(B) Company's Own Shares held by the Company as of March 31, 2003
Number of Common Stock	2,033,034

7. State of Stock acquisition rights issued by the Company (the "Rights") with favorable conditions to persons other than the Shareholders

(A) Class and number of shares to be issued or transferred upon exercise of the Rights

358,000 shares of the Company's common stocks
(1,000 shares per Right shall be issued or transferred upon exercise of the Right)

(B) Issue price of the Rights

None

(C) Conditions of exercise of the Rights

(a) The Rights can be exercised from July 1, 2004 to June 30, 2008

(b) Any Person to whom the Rights were allotted (the "Holder") may exercise the Rights so long as the Holder is director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed) at the time of exercise of the Rights. Notwithstanding the foregoing, if a Holder loses such position during the period described in (a) above, such Holder may exercise the Rights for a period of one year after losing such position, but not later than the end of the period described in (a) above (i.e. on or before June 30, 2008). Furthermore, if a Holder loses such position on or before June 30, 2004, such Holder may, nevertheless, exercise the Rights for a period of one year from July 1, 2004.

(c) Successors or heirs of a Holder shall not exercise the Rights.

(d) The exercise of the Rights, in part, shall not be permitted.

(e) Other conditions shall be provided in an agreement for allotment of stock acquisition rights (agreement for the grant of stock option)

(D) Events and conditions for cancellation

The Company may cancel the Rights without any consideration in the following events:

(a) If the Holder becomes unable to exercise the Rights pursuant to the conditions set forth in paragraph (C) above;

(b) If an agreement for merger with another company, pursuant to which the Company will be dissolved, is approved by a shareholders' meeting of the Company; or

(c) If an agreement for stock exchange or matters related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of another company, are approved by a shareholders' meeting of the Company.

(E) Description of favorable conditions

The Company has issued the Rights, without any consideration, to the directors, corporate officers, executive general managers and employees having the responsibilities equally important to those of executive general managers, and full-time chairmen and presidents of the Company's subsidiaries in Japan (excluding companies whose stocks are listed) which are important from NEC Group's strategic viewpoint.

(F) The name of the Holders and the Number of the Rights allotted

(a) Directors
Name	Number	Name	Number
Hajime Sasaki	10	Kaoru Yano	4
Koji Nishigaki	10	Toshiro Kawamura	4
Mineo Sugiyama	8	Makoto Maruyama	4
Shigeo Matumoto	6	Shunichi Suzuki	4
Akinobu Kanasugi	6	Tsutomu Nakamura	4
Yoshio Omori	4	Toshio Morikawa	3
Kaoru Tosaka	4	Koichi Kimura	3

(b) Employees (Top 10, 3 Rights allotted for each employee)
Name	Name	Name
Yukio Doi	Masakatsu Miwa	Kazumasa Fujie
Kyoji Yamamoto	Yasushi Kaito	Hideaki Kihara
Taiji Suzuki	Keiichi Shimakura
Toshiki Inazumi	Kazuhiko Kobayashi

(c) Full-time chairmen and presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed) from NEC Group's strategic viewpoint
Name	Name	Name
Kazuhiro Kobayashi	Toshitake Noguchi	Takehiko Yamamoto
Toshio Ono	Koki Okamoto	Tadanobu Furukatsu
Kazuhiko Kanou	Kanehiro Kubota	Kazuo Terasawa
Naoaki Yasumi	Hideyuki Tsunoda	Seinosuke Tonogai
Toshihiko Takahashi	Koichi Igarashi	Takashi Ogawa
Seiichi Okawara	Yuichi Shimojo	Norio Toyoda
Yoichi Kataoka	Yoshiki Higo	Michio Konagai
Takashi Torii	Satoshi Higashi	Shuji Matstumoto
Eiji Nishimura	Tatsu Fujita	Kouichi Kawata
Mikio Kuwata	Hiroshi Aoyama	Yasumasa Ishii
Kunihiro Tagauchi	Sadayuki Kishi	Hirokazu Goto
Katsutoshi Okada	Katsuji Minagawa	Toshio Ohya
Kazuto Tsubota	Hirohiko Yamamoto	Kenji Kanno
Akira Date	Jiro Takashima
Hiroyuki Izaki	Akira Mineo

(5) Important Business Affiliations

1. NEC Group

The Company and its affiliated companies ("NEC Group") have actively developed and promoted the Internet solution business in Japan and overseas.

Under the business environment characterized by the IT recession and the communications industry downturn, NEC Group implemented the measures ahead to innovate manufacturing processes and reduce total materials costs in order to restore the profitability and to establish a solid business structure. NEC Group focused on the business domain providing "integrated IT & network solutions" and "semiconductor solutions", and accelerated structural reforms mainly in the field of Electron devices business. The Company established a new subsidiary called NEC Electronics Corporation to strengthen the semiconductor solutions business and transferred the businesses of displays and microwave tubes to other new subsidiaries. In addition, the Company established joint venture companies with the domestic and overseas companies, for the development of 3G mobile handsets for W-CDMA bandwidth, for the development of rechargeable batteries for automobiles and for printed wiring board business. For the purpose of unlocking and realizing the corporate value, the Company listed on the Tokyo Stock Exchange the shares of NEC Fielding, Ltd, a subsidiary engaged in the computer maintenance business.

Consolidated net sales for the Period were 4,695.0 billion yen, a decrease of 406.0 billion yen (down 8.0%) from the previous period, despite the increase of services, including SI services and semiconductors, system LSI and other, due to decrease in shipment of communications systems and cellular phones that recorded strong sales during the previous period, in addition to decrease in sales of servers, storages and personal computers. Consolidated operating income was 120.8 billion yen, an improvement of 176.4 billion yen from the previous period, due to reduction of fixed costs and production costs. Consolidated net income was loss of 24.5 billion yen due to the restructuring charges and devaluation of investments in securities, which offset the improvement in operating income and gain on sale of investments in securities.

The Company had 183 consolidated subsidiaries including 21 principal subsidiaries shown below, and 17 affiliates accounted for by the equity method.

Name of Subsidiaries	Capital	Percentages of Voting Rights Held	Principal Operations
	(Millions of yen)
NEC Eletronics Corporation	50,000	100%	Manufacture and sale of semiconductors
NEC CustomMax, Ltd.	8,500	100%	Sale of personal computers, communications equipment, etc.
NEC CustomTechnica, Ltd.	6,600	100%	Development, manufacture and maintenance of personal computers for the Company
NEC AccessTechnica, Ltd.	4,000	100%	Manufacture and sale of peripheral equipment of computers, communications equipment, etc. for the Company
NEC Kyushu, Ltd.	1,000	100%(100%)	Manufacture and sale of semiconductors
NEC Kansai, Ltd.	1,000	100%(100%)	Manufacture and sale of semiconductors
NEC Nexsolutions, Ltd.	815	100%	System integration services and sale of computers, etc.
NEC Saitama, Ltd.	200	100%	Manufacture of communications equipment for the Company
NEC System Integration & Construction, Ltd.	13,122	26.4%	Installation of communications systems and sale of communications equipment and computers
NEC TOKIN Corporation	12,990	56.1%(0.5%)	Manufacture and sale of materials and components for electronics applications
Japan Aviation Electronics Industry, Limited	10,690	35.8%	Manufacture and sale of connectors, aerospace electronic equipment and systems, etc.
NEC Infrontia, Ltd.	10,332	54.7%(0.6%)	Manufacture and sale of communications systems, POS systems, etc.
NEC Fielding Ltd.	9,670	67.1%	Installation and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	8,769	50.3%	Manufacture and sale of information systems, electronic equipment and electronic components
NEC Soft, Ltd.	8,669	37.1%	System integration services, etc., and development and sale of software
NEC Machinery Corporation	2,576	55.0% (14.5%)	Manufacture and sale of semiconductors manufacturing equipment and production automation facilities, etc.
NEC Mobiling, Ltd.	2,370	67.1%	Sale of communications equipment and development of software

Name of Subsidiaries	Capital	Percentages of Voting Rights Held	Principal Operations
	(Thousands of U.S. dollars)
NEC Electronics America Inc. (U.S.A.)	380,800	100%(100%)	Manufacture and sale of semiconductors
NEC America, Inc. (U.S.A.)	166,490	100%(100%)	Manufacture and sale of communications equipment
NEC Solutions (America)	28,508	100%(100%)	Sale of computers and related equipment and Provision of system integration services
	(Thousands of EURO)
NEC Computers International B.V. (Netherlands)	136,783	95.6%	Manufacture and sale of personal computers

(Note)

  Parenthetical figures indicate the percentage of voting rights held indirectly by the Company.

  "NEC Electronics Corporation" was established by corporate separation on November 1, 2002, and succeeded the semiconductor business (excluding D-RAM business) of the Company.

  Each percentage of voting rights of NEC System Integration & Construction, Ltd., NEC TOKIN Corporation, Japan Aviation Electronics Industry, Limited and NEC Soft, Ltd. shown above does not take into account the following shares that were contributed by the Company and its subsidiaries as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.
	Company	Subsidiaries
NEC System Integration & Construction, Ltd.	6,400,000 (15.0%)	None
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
Japan Aviation Electronics Industry, Limited	13,800,000 (15.2%)	None
NEC Soft, Ltd.	9,800,000 (24.0%)	None

  "NEC Electronics, Inc." changed its name to "NEC Electronics America Inc." as of October 8, 2002.

  NEC America, Inc. and NEC Solutions (America), Inc. are wholly owned subsidiaries of NEC USA, Inc., a holding company in the U.S.A. established by the Company.

<Reference Document>

CONDENSED CONSOLIDATED BALANCE SHEET

(As of March 31, 2003)

(In millions of yen)
(Assets)
Current assets	JPY 1,920,042
Cash and cash equivalents	344,345
Notes and accounts receivable, trade	821,985
Inventories	553,820
Other current assets	199,892
Long-term assets	2,183,258
Long-term receivable, trade	33,073
Investments and advances	433,027
Property, plant and equipment	838,341
Other assets	878,817
Total assets	JPY 4,103,300
(Liabilities and shareholders' equity)
Current liabilities	JPY 1,774,224
Short-term borrowings and current portion of long-term debt	483,306
Notes and accounts payable, trade	875,018
Other current liabilities	415,900
Long-term liabilities	1,737,219
Long-term debt	1,003,787
Accrued pension and severance costs	705,551
Other	27,881
Minority shareholders' equity in consolidated subsidiaries	135,613
Preferred securities issued by a subsidiary	97,800
Shareholders' equity	358,444
Common stock	244,726
Additional paid-in capital	358,568
Retained earnings	41,567
Accumulated other comprehensive income (loss)	(286,417)
Total liabilities and shareholders' equity	JPY 4,103,300

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(For the Period from April 1, 2002 to March 31, 2003)

(In millions of yen)
		Ratio to sales (%)
Net sales	JPY 4,695,035	100.0
Cost of sales	3,453,010	73.5
Selling, general and administrative expenses	1,121,136	23.9
Operating income	120,889	2.6
Non-operating income	153,597	3.3
Interest and dividends	18,396
Other	135,201
Non-operating expenses	212,990	4.6
Interest	30,218
Other	182,772
Income before Income Taxes	61,496	1.3
Income taxes	58,714	1.3
Minority interest in income of consolidated subsidiaries	6,896	0.1
Equity in losses of affiliated companies	(20,444)	(0.4)
Net loss	JPY (24,558)	(0.5)
(Note) Operating income is displayed in conformity with accounting principles generally accepted in Japan.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(For the Period from April 1, 2002 to March 31, 2003)

(In millions of yen)
I.Cash flows from operating activities:
Net loss	JPY (24,558)
Adjustments to reconcile net loss to net cash provided by operating activities -
Depreciation	195,594
Equity in losses of affiliated companies, net of dividends	22,006
Decrease in notes and accounts receivable	116,340
Decrease in inventories	79,343
Decrease in notes and accounts payable	(109,387)
Other, net	(31,835)
Net cash provided by operating activities	247,503
II.Cash flows from investing activities:
Proceeds from sales of fixed assets	99,722
Additions to fixed assets	(210,261)
Proceeds from sales of marketable securities	71,919
Purchase of marketable securities	(2,277)
Other, net	29,311
Net cash used in investing activities	(11,586)
Free cash flows (I+II)	235,917
III.Cash flows from financing activities
Net repayment of bonds and borrowings	(272,448)
Dividends paid	(7,291)
Other, net	16,990
Net cash used in financing activities	(262,749)
Effect of exchange rate changes on cash and cash equivalents	(6,595)
Net decrease in cash and cash equivalents	(33,427)
Cash and cash equivalents at the beginning of year	377,772
Cash and cash equivalents at the end of year	JPY 344,345

(Note) The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the U.S.A.

2. Important Technical Alliances

Company	Contents of Alliance
International Business Machines Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
AT&T Corp. (U.S.A.)	Cross-licensing of patents for information handling systems
Intel Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
Siemens A.G. (Germany)	Cross-licensing of patents for digital mobile communications equipment
QUALCOMM Incorporated (U.S.A.)	Receiving license of patents for digital mobile communications equipment
InterDigital Technology Corporation (U.S.A.)	Receiving license of patents for digital mobile communications equipment
Texas Instruments Incorporated (U.S.A.)	Cross-licensing of patents for semiconductors
Harris Corporation (U.S.A.)	Cross-licensing of patents for semiconductors
Rambus Inc. (U.S.A.)	Receiving license of patents for semiconductor memories and controllers
Microsoft Licensing, Inc. (U.S.A.)	Receiving license of operating system for personal computers

(6) Principal Borrowings
Creditors	Balance of Borrowings	Number of the Company's Shares and Percentage of Voting Rights Held by the Creditors
	(Millions of yen)	(Thousands of shares)	(%)
Sumitomo Mitsui Banking Corporation	22,291	22,048	1.35
The Development Bank of Japan	20,100	-	-
Sumitomo Life Insurance Company	18,555	53,000	3.23
The Sumitomo Trust and Banking Company, Limited	17,677	20,354	1.24
The Bank of Tokyo-Mitsubishi, Limited	9,142	6,130	0.37
Mizuho Corporate Bank, Ltd.	7,205	9,370	0.57
The Bank of Yokohama, Limited	6,875	4,409	0.27

(7) Directors and Corporate Auditors

1. Name, Position at the Company and Responsibility or Principal Occupation of Director and Corporate Auditors

Name	Position at the Company	Responsibility or Principal Occupation
Hajime Sasaki	*Chairman of the Board	Management of fundamental matters of company operation
Koji Nishigaki	*Vice Chairman of the Board	Assistance to the Chairman of the Board
Akinobu Kanasugi	*President	Management of execution of the business and Company President, NEC Solutions
Mineo Sugiyama	*Senior Executive Vice President	Important matters on Corporate information technology, Quality administration, Environmental management, Production coordination, Purchasing, Advertising, Intellectual asset and Production engineering research, and Corporate business development (excluding Internet business development, Business development and Production engineering research), International sales promotion and Security trade control
Shigeo Matsumoto	*Executive Vice President	Important matters on Controller, Treasury (including investors relations), Legal, General affairs, Corporate communication, and tamagawa plant new building
Yoshio Omori	*Executive Vice President	Corporate auditing, Corporate ethic, and Fair trades
Kaoru Yano	*Executive Vice President	Company President, NEC Networks
Toshiro Kawamura	*Senior Vice President	Company Deputy President, NEC Solutions
Makoto Maruyama	*Senior Vice President	Human Resources, HR support and Health care center
Shunichi Suzuki	*Senior Vice President	Corporate strategic planning, Affiliated companies, China business development and Business development
Tsutomu Nakamura	*Senior Vice President	Company Deputy President, NEC Networks
Toshio Morikawa	Director	Counselor, Sumitomo Mitsui Banking Corporation
Koichi Kimura	Director	Special Advisor, Daiwa Institute of Research Ltd.
Akira Uehara	Director	President of Taisho Pharmaceutical Co., Ltd.
Tatsuo Sakairi	Corporate Auditor (full-time)
Kenji Usui	Corporate Auditor (full-time)
Koichi Yoshida	Corporate Auditor	Senior Advisor, Sumitomo Life Insurance Company
Tsuneo Kabe	Corporate Auditor	Attorney-at-law
(Note)
  Asterisks (*) denote the directors who have been appointed as corporate officers.

  At the 164th Ordinary General Meeting of Shareholders held on June 20, 2002, Messrs. Shunichi Suzuki, Tsutomu Nakamura and Akira Uehara were elected to Directors.

  Messrs. Toshio Morikawa and Koichi Kimura are outside directors defined in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

  Messrs. Koichi Yoshida and Tsuneo Kabe are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha.

  The names of Directors and Corporate Auditors who retired during the Period, their positions at the time of their retirement and the dates and reasons of their retirement are as follows:
Name	Position at the time of retirement	Date of retirement (reason)
Masato Chiba	Senior Executive Vice President	June 20, 2002 (resignation)
Eiichi Yoshikawa	Executive Vice President	June 20, 2002 (resignation)
Kanji Sugihara	Executive Vice President	June 20, 2002 (resignation)
Norio Saito	Senior Vice President	June 20, 2002 (expiration of term of office)
Kaoru Tosaka	Director	March 28, 2003 (resignation)

  On April 1, 2003, the following responsibilities were changed:
Name	Position	Responsibility or Principal Occupation after change
Akinobu Kanasugi	President	Management of execution of the business
Mineo Sugiyama	Senior Executive Vice President	Laboratory, and Important matters on International sales promotion, Security trade control, Corporate information technology, CS promotion, Quality administration, Environmental promotion, Intellectual asset, Production promotion and Purchasing
Shigeo Matsumoto	Executive Vice President	Important matters on Controller, Treasury (including investor relations) and Legal
Kaoru Yano	Executive Vice President	Assistance of Network solutions business, and Product technical strategy and Network development research
Toshiro Kawamura	Executive Vice President	Assistance of IT solutions business, and Solution development research
Shunichi Suzuki	Senior Vice President	Important matters on Corporate strategic planning, General affairs, External relations and Tamagawa plant new building and Affiliated companies, Business development and China business development
Tsutomu Nakamura	Senior Vice President	Mobile business, and China area of Network solutions

2. Remuneration paid to the Directors and the Corporate Auditors during the Period

	Remuneration		Retirement Allowance
	Number	Total Amount (in millions of yen)	Number	Total Amount (in millions of yen)
Directors	19	320	4	212
Corporate Auditors	4	60	-	-
Total	23	380	4	212

(Note)
  The number of the Directors includes four (4) Directors retired on June 20, 2002 and one (1) Director resigned on March 28, 2003.

  The maximum amount of the remuneration per month for the Directors is 65 million yen. (approved at the 153rd ordinary general meeting of shareholders)

  The maximum amount of the remuneration per month for the Corporate Auditors is 8 million yen. (approved at the 153rd ordinary general meeting of shareholders)

  During the Period, no bonuses were paid to the Directors or the Corporate Auditors.

BALANCE SHEET

(As of March 31, 2003)

(In millions of yen)
Assets
Account	Amount
Current assets	JPY 957,281
Cash and cash equivalents	106,693
Notes receivable, trade	2,594
Accounts receivable, trade	404,869
Short-term loans	79,962
Accounts receivable, others	110,523
Allowance for doubtful accounts	(25,597)
Finished goods	43,318
Semifinished components and work in process	138,755
Raw materials	27,973
Deferred income taxes	54,000
Other current assets	14,187
Fixed assets	1,743,814
Property, plant and equipment	258,814
Buildings and structures	308,590
Machinery and equipment	140,381
Transportation equipment, tools, furniture and fixtures	231,984
Accumulated depreciation	(486,470)
Sub-total	194,486
Land	52,147
Construction in progress	12,180
Intangible fixed assets	84,908
Facility rights	2,993
Software	79,533
Other intangible fixed assets	2,381
Investments and other	1,400,091
Investments in securities	229,349
Investment in common stock of subsidiaries	674,207
Long-term loan receivable	108,082
Allowance for doubtful accounts	(38,754)
Prepaid pension and severance cost	115,827
Long-term prepaid expenses	23,281
Deferred income taxes	248,342
Others	39,755
Total assets	JPY 2,701,096

Liabilities and shareholders' equity
Account	Amount
Liabilities
Current liabilities	JPY 1,091,239
Notes payable, trade	164
Accounts payable, trade	589,956
Short-term borrowings	105,671
Bonds (to be redeemed within one year)	168,506
Accounts payable, other	96,751
Accrued income taxes	475
Advance payments (received)	29,798
Deposits received	85,743
Other current liabilities	14,172
Non-current liabilities	937,803
Bonds	813,707
Long-term debts	51,151
Allowance for loss on repurchase of electronic computers	20,509
Other non-current liabilities	52,435
Total liabilities	2,029,043
Shareholders' equity
Common stock	244,726
Capital surplus	303,046
Additional paid-in capital	303,046
Retained earning	124,155
Legal reserve	35,615
Reserve for loss on overseas investments	1,341
Reserve for development of computer programs	19,982
Reserve for special depreciation	2,796
Reserve for advanced depreciation	18,740
General reserve	50,190
Unappropriated accumulated deficit	(4,510)
<Net loss for the current period>	<(14,917)>
Unrealized gains on investments in securities	2,434
Treasury stock	(2,309)
Total shareholders' equity	672,053
Total liabilities and shareholders' equity	JPY 2,701,096

STATEMENT OF INCOME

(for the Period from April 1, 2002 to March 31, 2003)

(In millions of yen)
Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	JPY 2,781,436
Operating expenses	2,756,546
Cost of sales	2,080,991
Selling, general and administrative expenses	675,555
Operating Income	24,890
Non-operating income and expenses
Non-operating income	59,281
Interest and dividends received	50,906
Other non-operating income	8,375
Non-operating expenses	78,053
Interest	24,151
Other non-operating expenses	53,901
Ordinary income	6,119
Extraordinary gains and losses
Extraordinary gains	126,496
Gain on sales of investments in affiliates	80,374
Gain on sales of investments in securities	34,555
Gain on the return of governmental portion of defined benefit pension plans established under the Japanese Welfare Pension Insurance Law	5,864
Gain on sales of fixed assets	5,702
Extraordinary losses	159,379
Devaluation of investments in affiliates	102,824
Devaluation of investments in securities	34,927
Restructuring charge	21,627
Loss before income taxes	(26,763)
Benefit for income taxes
Current	(2,513)
Deferred	(9,332)
Net loss	(14,917)
Retained earnings carried over from the previous period	10,406
Unappropriated accumulated deficit	JPY (4,510)

(Notes to balance sheet)

  Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, "0", means an amount less than one million yen.

  Significant accounting policies:
  (1) Basis and method of valuation of assets

  (a) Securities:
Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are changed to shareholders' equity. Cost of sales for marketable securities are based on the moving average cost.
	Non-marketable securities	Moving average cost method
  Net asset regulated in Item 6 of Paragraph 1, Article 290 of the Commercial Code of Japan is 2,434 million yen.

  (b) Derivative: Fair value method

  (c) Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:
Finished goods	Custom-made products	Accumulated production cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Accumulated production cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method

  (2) Depreciation method for property, plant and equipment: Declining balance method

  (3) Basis of provision for allowance:
  Allowance for doubtful accounts:
  ----- In order to provide for bad debt, allowance for ordinary receivable is provided based on past actual bad debt ratio, and allowance for bad debt is provided based on collectibility.
  Accured / prepaid pension amd serverance cost
  ----- The Company has defined benefit funded plans and severance indemnity plans for its employees.
  In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2003. Net obligation of 166,226 million yen resulting from adoption of the accounting standards has been amortized over 15 years since 163rd Business Period, except effect of the return of governmental portion of defined benefit pension plans established under the Japanese Welfare Pension Insurance Law.
  ----- Under the Defined Benefit Corporate Pension Law, the Company have received the approval of exemption from the obligation for benefits related to future employee service under the governmental portion from Japanese government. Accrued / prepaid pension cost related to the governmental portion and the plan assets to be returned are accounted for as extinguishment in accordance with transitional accounting treatment specified in Article 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report) " (Accounting Committee Report No.13 published from the Japanese Institute of Certified Public Accountants).
  The effect of such return is 5,864 million yen included in Extraordinary gains. The amount of such return for the 165th period is 170,612 million yen.
  Allowance for loss on repurchase of electronic computers
  ----- In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual results in the past.

  (4) Accounting policies on consumption taxes: Consumption taxes are accounted for as deposits received or deposits paid.

  (5) Consolidated tax returns: Effective for the year ended March 31, 2003, the Company files consolidated tax returns.

  Allowance for doubtful accounts in investments and other includes specific allowance of 36,024 million yen for long-term loans receivable from affiliates.

  Monetary receivable from subsidiaries:
Short-term	JPY 221,263 million
Long-term	JPY 107,897 million

  Monetary payable to subsidiaries:
Short-term	JPY 552,069 million
Long-term	JPY 5,192 million

  Significant assets in foreign currencies
Accounts receivables, trade	US$657,971 thousand
Investments in securities	US$188,480 thousand
KRW103,000,467 thousand
Investments in subsidiaries	US$1,155,890 thousand
EUR269,265 thousand
£72,145 thousand

  Guarantees for loan: JPY 139,016 million
  Obligations similar to guarantees: JPY 3,416 million
  Net loss per share: JPY (9.01)

(Notes to statement of operations)

  Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

  Transactions with subsidiaries:
Sales	JPY 553,591 million
Purchases	JPY 1,920,329 million
Transactions other than operation	JPY 30,803 million

  Research and development expenses included in selling, general and administrative expenses are 209,528 million yen.

Plan for disposition of income

(In yen)

Unappropriated accumulated deficit	JPY (4,510,538,267)
Reversal of reserve for loss on overseas investments	452,542,541
Reversal of reserve for development of computer programs	3,430,358,980
Reversal of reserve for special depreciation	634,132,771
Reversal of reserve for advanced depreciation	11,790,876,286

Total	11,797,372,311

To be appropriated as follows:
Reserve for development of computer programs	1,865,051,045
Reserve for special depreciation	4,561,281
Reserve for advanced depreciation	4,690,716
Unappropriated retained earnings to be carried forward	JPY 9,923,069,269

(Notes) Provision and reversal of reserve for loss on overseas investments, reserve for development of computer programs, reserve for special depreciation and reserve for advanced depreciation are made in accordance with the Special Taxation Measures Law of Japan.

Report of Independent Auditors
April 22, 2003
TO: The Board of Directors
NEC Corporation (the "Company")
Shin Nihon & Co.
Representative partner and CPA Yoshio Kohra (Seal)
Representative partner and CPA Sadahiko Yoshimura (Seal)
Representative partner and CPA Hideo Kojima (Seal)

        We have audited the Statements, which are balance sheet, the statement of income, the business report (accounting matters only), the plan for disposition of income, and supplementary schedules (accounting matters only) for the 165th business period, from April 1, 2002 to March 31, 2003, of the Company pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The Statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Statements and supplementary schedules based on our audit.
        We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the Statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the Statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company's subsidiaries as we considered necessary in the circumstances.
        As a result of the audit, our opinions are as follows:

(1) The balance sheet and the statement of income present fairly the Company's financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.
(2) The business report (accounting matters only) presents fairly the Company's affairs in conformity with applicable laws and the Articles of Incorporation.
(3) The plan for disposition of income is in conformity with applicable laws and the Articles of Incorporation.
(4) As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code.
        Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the board of corporate auditors, received reports from each corporate auditor on the method and results of the audit concerning the performance by the directors of their duties during the 165th business period from April 1, 2002 to March 31, 2003 and upon deliberation prepared this report. We hereby report as follows:

1. Outline of audit method by corporate auditors
        In accordance with auditing principles determined by the board of corporate auditors, each corporate auditor attended meetings of the board of directors and other meetings of importance, received reports on operations from directors and employees, examined documents evidencing important authorizations, and inspected the operations and the state of assets at head office and principal facilities. With respect to the Company's subsidiaries, each corporate auditor received reports on operations from directors and employees of relevant divisions and, when necessary, visited the subsidiaries for receiving reports on their operations, and inspected the operations and the state of assets. Furthermore, each corporate auditor received a report from the accounting auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.
        In addition to the auditing procedures mentioned above, each corporate auditor, where necessary, received report from directors and employees in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.

2. Results of audit
(1) The procedures and results of the audit conducted by Shin Nihon & Co., the accounting auditors, are fair and appropriate.
(2) The business report presents fairly the position of the Company in conformity with applicable laws and the Articles of Incorporation.
(3) In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the plan for disposition of income.
(4) Supplementary schedules fairly presents the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.
(5) We have found no improper acts by directors in the performance of their duties or any material facts in connection with the performance by directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.
(6) Upon the investigation of the Company's subsidiaries, we have found no matters that must be reported with regard to the performance by directors of their duties.
        We also have found no breach of duties of directors in (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

April 23, 2003
Corporate auditor (Full-time) Tatsuo Sakairi (Seal)
Corporate auditor (Full-time) Kanji Usui (Seal)
Corporate auditor Koichi Yoshida (Seal)
Corporate auditor Tsuneo Kabe (Seal)
(Note) Messrs. Koichi Yoshida and Tsuneo Kabe are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

  Total number of voting rights: 1,638,674

  Proposals for the matters to be voted upon and reference matters relating to the proposals:

  Proposal No. 1:   Approval of the Plan for Disposition of Income with respect to the 165th Business Period

  The Plan for disposition of income with respect to the 165th Business Period is shown in the documents attached to the Notice of the Ordinary General Meeting of Shareholders for the 165th Business Period (at page 32).
  With a view to a need to continuously to implement the structural reform by adjusting to drastically changing economic environment and other business circumstances, the Company has decided dividends on the basis of profitability of respective business periods, estimated business results of next business period, payout ratio, demand for internal reserve for use in capital investments and so on.

  For this Period a net loss was posted due to extraordinary losses that were accounted for by devaluation of investments in affiliated companies and securities reflecting the weak stock market, and shareholders' equity decreased. Under these circumstances, it is regrettably proposed that no year-end dividends be paid. Accordingly, no dividend will be paid for the 165th Business Period.

  The bonuses for the Directors and the Corporate Auditors are not appropriated, in view of the business results of the 165th Business Period.

  Proposal No. 2: Partial Amendment to the Articles of Incorporation

  In order to enhance the Company's Internet Service "BIGLOBE", and in response to the enforcement of the "Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (Law No.149 of 2001) and the "Law Amending the Commercial Code of Japan, etc." (Law No. 44 of 2002) , the Articles of Incorporation of the Company is proposed to be amended, in part, as follows.

  (Amendments proposed are underlined.)
Current Text	Proposed Text	Reason for Amendment
  Article 2. (Object)
  The object of the Company is to carry on the following businesses:
  1. to 4. (Abridgement)

  5.   To contract for construction work;
  6. To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and
7. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.	Article 2. (Object)
  The object of the Company is to carry on the following businesses:
  1. to 4. (No change will be made in text.)

  5.   To provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;
  6.   To contract for construction work;
  7.   To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and
	8. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.	In order to enhance the Company's Internet Service "BIGLOBE", it is proposed that a new business utilizing the Internet and other network infrastructure be added as Item 5 of Article 2, and that the current Items 5 to 7 to be renumbered as Items 6 to 8.
New Provision	Article7. (Purchase by a Shareholder of Shares Less Than One Unit)
	A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) who has shares less than one unit may request the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.	This Article is proposed to be established as the Company will adopt the system introduced by the Law Amending the Commercial Code of Japan, etc. (Law No. 44 of 2002), which the Company gives the right to shareholders having shares less than one unit to purchase shares from the Company.
  Article 7. (Handling Regulations of Shares, etc.)
  1. The denominations of share certificates, entry of a change in the name of shareholder, registration of the creation of a pledge, manifestation of a trust, purchase of shares less than one unit, reissuance of a share certificate, and any other procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors.
2. (Abridgement)	Article 8. (Handling Regulations of Shares, etc.)
  1. The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, purchase and sale of shares less than one unit, reissuance of a share certificate, and any other procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors.
	2. (No change will be made in text.)	This Article is proposed to be amended to reflect the addition of the new Article 7 and to be renumbered as Article 8.

Current Text	Proposed Text	Reason for Amendment
  Article 8. (Transfer Agent)
  1. The Company shall appoint a Transfer Agent for Shares.
  2. The Transfer Agent and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.
3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company.	Article 9. (Transfer Agent)
  1. The Company shall appoint a Transfer Agent for Shares.
  2. The Transfer Agent and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.
	3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) and the Register of Lost Share Certificates of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase and sale of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company.	This Article is proposed to be amended as the Law Amending the Commercial Code of Japan, etc. (Law No. 44 of 2002) introduced a new system for invalidating share certificates, and to be renumbered as Article 9.
  Article 9. (Record Date)
  1. The shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) record in the last Register of Shareholders as of the last day of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.
2. (Abridgement)	Article 10. (Record Date) 1. The shareholders recorded in the last Register of Shareholders as of the last day of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period. 2. (No change will be made in text.)	This Article is proposed to be amended to reflect the addition of the new Article 7 and to be renumbered as Article 10.
Article 10 to Article 11 (Abridgement)	Article 11 to Article 12 (No change will be made in text.)	These Articles are proposed to be renumbered due to the addition of the new Article 7.
Article 12. (Requirements for Ordinary Resolution) The ordinary resolution of general meetings of shareholders shall be passed by a majority of votes of shareholders present.	Article 13. (Requirements for Resolution)
  1.   The ordinary resolution of general meetings of shareholders shall be passed by a majority of votes of shareholders present.
	2. The resolution of general meetings of shareholders provided for in Paragraph 1, Article 343 of the Commercial Code of Japan shall be passed by not less than two-thirds of votes of shareholders present at a general meeting at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.	The new paragraph is proposed to be added to this Article as the Law Amending the Commercial Code of Japan, etc. (Law No. 44 of 2002) now permits, when so provided in the Articles of Incorporation, the Company to reduce the quorum of special resolutions to one-third of voting rights of all shareholders. It is also proposed that this Article be renumbered as Article 13.
Article 13 to Article 16 (Abridgement)	Article 14 to Article 17 (No change will be made in text.)	These Articles are proposed to be renumbered as Article 14 through Article 17, due to the addition of the new Article 7.

Current Text	Proposed Text	Reason for Amendment
  Article 17. (Term of Office)
The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts of the last business period taking place within two years following his/her assumption of office.	Article 18. (Term of Office)
	The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts of the last business period taking place within two years following his/her assumption of office.	This Article is proposed to be amended in its expression (without change in the meaning) and to be renumbered as Article 18.
Article 18 to Article 21 (Abridgement)	Article 19 to Article 22 (No change will be made in text.)	These Articles are proposed to be renumbered as Article 19 through Article 22, due to the addition of the new Article 7.
Article 22. (Counselor) The Company may appoint one or more Counselors by a resolution of the Board of Directors.	Deleted	This Article is proposed to be deleted as the Company abolishes the counselor system.
  Article 25. (Term of Office)
The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary meeting of shareholders to settle the accounts for the last business period taking place within three years following his/her assumption of office.	Article 25. (Term of Office)
	The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary meeting of shareholders to settle the accounts for the last business period taking place within four years following his/her assumption of office.	This Article is proposed to be amended to reflect that the term of office of corporate auditors was extended from three years to four years by the Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (Law No.149 of 2001) and to be amended in its expression (without change in the meaning).
Supplementary Provision New Provision	Supplementary Provision
  Article 2.
	Notwithstanding the provision of Article 25, the term of office of the Corporate Auditor who has been in office before the conclusion of the ordinary general meeting of shareholders held on June 19, 2003 shall be three years. In case where all of such Corporate Auditors resign and/or the terms of office of all such Corporate Auditors are expired, this provision shall be deleted.	This Article is proposed to be established to reflect the transition provision regarding the extension of the term of office of corporate auditors provided in Article 7 of Supplementary Provisions of the Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (Law No.149 of 2001).

  Proposal No. 3: Election of Nine Directors

  As of March 28, 2003, Mr. Kaoru Tosaka resigned as Director, and upon the close of this General Meeting, the term of office as Director held by the following eight Directors: Messrs. Akinobu Kanasugi, Mineo Sugiyama, Shigeo Matsumoto, Yoshio Omori, Kaoru Yano, Toshiro Kawamura, Makoto Maruyama and Koichi Kimura, will expire.

  It is proposed that nine Directors be elected. The candidates are as follows:

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Akinobu Kanasugi (April 17, 1941)	July 1967	Joined the Company	18,639
	June 1995	Elected to the Board of Directors, Associate Senior Vice President
	June 1999	Senior Vice President
	April 2000	Company President of NEC Solutions, Senior Vice President and Member of the Board
	June 2000	Company President of NEC Solutions, Executive Vice President and Member of the Board
	March 2003	President
	April 2003	Relieved of Company President of NEC Solutions (to the present)
Mineo Sugiyama (July 22, 1939)	April 1962	Joined the Company	13,000
	June 1991	Elected to the Board of Directors, Associate Senior Vice President
	June 1996	Senior Vice President
	June 1998	Executive Vice President
	April 2000	Company President of NEC Networks, Executive Vice President and Member of the Board
	June 2000	Company President of NEC Networks, Senior Executive Vice President and Member of the Board
	April 2002	Relieved of Company President of NEC Networks (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Shigeo Matsumoto (December 29, 1940)	April 1963	Joined the Company	15,591
	July 1990	General Manager, 1st Controller Division
	June 1991	Elected to the Board of Directors, Associate Senior Vice President
	June 1996	Senior Vice President
	June 1999	Executive Vice President
	April 2000	Executive Vice President and Member of the Board (to the present)
Yoshio Omori (December 22, 1939)	April 1963	Joined the National Police Agency	7,000
	February 1985	Chief of Tottori Prefectural Police Headquarters
	April 1989	Director General of Public Security Bureau, Tokyo Metropolitan Police Department
	September 1992	President of National Police Academy
	March 1993	Director General of Cabinet Information Research Office
	April 1997	Resigned as Director General of Cabinet Information Research Office
	April 1997	Advisor of the Company
	June 1997	Elected to the Board of Directors of the Company, Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	October 2002	Executive Vice President and Member of the Board (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Kaoru Yano (February 23, 1944)	April 1966	Joined the Company	9,000
	June 1994	Executive General Manager, Transmission Operations Unit
	June 1995	Elected to the Board of Directors, Associate Senior Vice President
	June 1999	Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	December 2000	Company Deputy President of NEC Networks, Senior Vice President and Member of the Board
	April 2002	Company President of NEC Networks, Senior Vice President and Member of the Board
	October 2002	Company President of NEC Networks, Executive Vice President and Member of the Board
	April 2003	Relieved of Company President of NEC Networks (to the present)
Toshiro Kawamura (July 7, 1942)	April 1965	Joined the Company	8,637
	July 1995	Executive General Manager, 3rd C&C Systems Operations Unit
	June 1996	Elected to the Board of Directors, Associate Senior Vice President
	April 2000	Resigned as Director, Senior Vice President
	June 2001	Company Deputy President of NEC Solutions, Senior Vice President and Member of the Board
	April 2003	Relieved of Company Deputy President of NEC Solutions, Executive Vice President and Member of the Board (to the present)
Makoto Maruyama (March 22, 1941)	April 1964	Joined the Company	6,100
	June 1990	General Manager, Human Resources Development Division
	July 1993	Vice President
	April 2000	Associate Senior Vice President
	June 2001	Senior Vice President and Member of the Board (to the Present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Koichi Kimura (January 6, 1936)	April 1959	Joined Daiwa Securities Co., Ltd.	0
	December 1982	Elected to the Board of Directors, Director and General Manager, International Investment Banking Department
	December 1984	Managing Director
	December 1988	Senior Managing Director
	October 1989	Deputy President
	October 1997	Advisor
	April 1998	Advisor, Daiwa Institute of Research Ltd.
	October 1998	Vice Chairman
	June 2000	Special Advisor (to the present)
	June 2001	Elected to the Board of Directors of the Company (to the present)
Kazumasa Fujie (July 18, 1944)	April 1967	Joined the Company	5,000
	July 1994	General Manager of Government and Public Sector Planning Division
	June 1998	Elected to the Board of Directors, Associate Senior Vice President
	April 2000	Resigned as Director, Senior Vice President
	April 2002	Company Deputy President of NEC Networks and Senior Vice President
	April 2003	Relieved of Company Deputy President of NEC Networks (to the present)
  (Note) Mr. Koichi Kimura is a candidate for outside director provided in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

  Proposal No.4  : Election of Two Corporate Auditors

  Upon the close of this General Meeting, the term of office as Corporate Auditor held by Messrs. Tatsuo Sakairi and Koichi Yoshida will expire. It is proposed that two Corporate Auditors be elected. The term of office will commnece after the close of this General Meeting.

  The candidates are as follows:

  For the purpose of this Proposal, the consent of the Board of Corporate Auditors has been obtained.

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
Tatsuo Sakairi (October 15, 1937)	April 1960	Joined the Company	10,000
	June 1989	Elected to the Board of Directors, Associate Senior Vice President
	June 1992	Senior Vice President
	June 1994	Executive Vice President
	June 1998	Senior Executive Vice President
	April 2000	Resigned as Director, Executive Advisor
	June 2000	Corporate Auditor (to the present)
Shinichi Yokoyama (September 10, 1942)	April 1966	Joined Sumitomo Life Insurance Company	0
	July 1992	Elected to the Board of Directors, Director
	April 1995	Managing Director
	July 1998	Senior Managing Director
	April 2000	Deputy President
	June 2001	President
	April 2002	Chief Executive Officer and President (to the present)
Representative Status in Other Companies: President and Chief Executive Officer of Sumitomo Life Insurance Company

  (Notes) Mr. Shinichi Yokoyama is a candidate for outside corporate auditor provided in Paragraph 1, Article 18 of Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

  Proposal No.5: Issue of stock acquisition rights (the "Rights") with favorable conditions to persons other than the Shareholders for the purpose of granting stock options

  Pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, it is proposed that the Company issue the Rights with favorable conditions to persons other than its shareholders for the purpose of granting stock options as follows:

  1 Reason for issue of the Rights with favorable conditions to persons other than the Shareholders

  With a view to promoting the management highly conscious of the shareholder value and to creating a motivation to improve business results of the Company and its group companies ("NEC Group"), the Company issues the Rights to the Holders (as defined in 2 below) for the purpose of granting stock options. Since the Rights are issued for granting stock options, no consideration shall be paid for such Rights. The amount to be paid upon exercise of the Rights shall be decided on the basis of the market price at the time of the issue of the Rights.

  2 Persons to whom the Rights will be allotted and number of the Rights which will be allotted

  The Company will allot to each of the following persons (the "Holder(s)"), who will be in office on the day of issue of the Rights, the number of the Rights shown in the table below.

  (Table)

  Number of the Rights for the Holders

  (a) Directors
Chairman of the Board	10
Vice Chairman of the Board	10
President	10
Senior Executive Vice President	8
Executive Vice President	6
Senior Vice President	4
Director	3

  (b) Corporate Officers
Executive Vice President	4
Senior Vice President	3
Associate Senior Vice President	2

  (c) Employees having important responsibilities equivalent to those of Associate Senior Vice President : 2

  (d) Executive General Manager and employees having important responsibilities equivalent to those of Executive General Managers : 2

  (e) Full-time chairman and presidents of the Company's subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) which are important from the view point of the business strategy of NEC Group : 1

  3 Terms of issue of the Rights

  (1) Class and number of shares to be issued or transferred upon exercise of the Rights

  No more than 350,000 shares of the Company's common stocks will be issued or transferred to the Holders, provided that upon exercise of the Rights 1,000 shares per Right shall be issued or transferred. In the event that the Company splits or consolidates its shares of common stock ("stock split or consolidation"), the number of shares to be issued or transferred upon exercise of the Rights which have not been exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fraction less than one share resulting from the adjustment to be discarded.

  (2) Total number of the Rights to be issued

  No more than 350

  (3) Issue price of the Rights

  None

  (4) Amount to be paid upon exercise of the Rights

  The price to be paid in per share upon exercise of each of the Rights (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Rights are issued, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen; provided that if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date the Rights are issued, such closing price shall become the Exercise Price.
  In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

  In the event of stock split or consolidation after the issues of the Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

  (5) Exercise Period of the Rights

  From July 1, 2005 to June 30, 2009

  (6) Conditions of exercise of the Rights

  (a) The Holders may exercise the Rights so long as the Holders are directors, corporate officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) at the time of exercise of the Rights. Notwithstanding the foregoing, if a Holder loses such position during the period described in (5) above, such Holder may exercise its Rights for a period of one year after losing such position, but not later than the end of the period described in (5) above (i.e. on or before June 30, 2009). Furthermore, if a Holder loses such position on or before June 30, 2005, such Holder may, nevertheless, exercise its Rights for a period of one year from July 1, 2005.
  (b) Successors or heirs of the Holders shall not exercise the Rights.
  (c) The exercise of the Rights, in part, shall not be permitted.

  (7) Events and conditions for cancellation of the Rights

  The Company may cancel the Rights without any consideration in the following events:
  (a) If the Holders become unable to exercise the Rights pursuant to the conditions set forth in paragraph (6) above;
  (b) If an agreement for merger with the other company, pursuant to which the Company will be dissolved, is approved by a shareholders meeting of the Company; or
  (c) If an agreement for stock exchange or matters related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of the other company, are approved by a shareholders meeting of the Company.

  (8) Limitation on transfer of the Rights

  The transfer of the Rights shall be approved by the Board of Directors of the Company.

  Proposal No. 6: Presentation of Retirement Allowances to Retired Director and Retiring Corporate Auditor

  As of March 28, 2003, Mr. Kaoru Tosaka resigned as Director, and upon the close of this General Meeting, the term of office of Mr. Koichi Yoshida as Corporate Auditor will expire.

  It is proposed that retirement allowances to the above mentioned retired Director and retiring Corporate Auditor be presented within a reasonable amount according to the rules of the Company, in reward for their services to the Company during their terms. It is, further, proposed that the Board of Directors be authorized to decide the amount, timing and method of payment, etc. in respect of the retirement allowances to the retired Director and that Corporate Auditors then in office be authorized to decide through deliberations the amount, timing and method of payment, etc. in respect of the retirement allowances to the retiring Corporate Auditor.

  The brief record of the position at the Company of the retired Director and retiring Corporate Auditor are as follows:

Name	Brief Record of Occupation
Kaoru Tosaka	June 1994	Elected to the Board of Directors
	June 1998	Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	October 2002	Executive Vice President and Member of the Board
	November 2002	Relieved of Executive Vice President
	March 2003	Resigned as Director
Koichi Yoshida	June 2000	Corporate Auditor (to the present)